

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3233

December 13, 2017

<u>Via E-mail</u>
Lewis Parrish
Chief Financial Officer and Assistant Treasurer
Gladstone Land Corporation
1521 West Branch Drive, Suite 100
McLean, VA 22102

      Re: **Gladstone Land Corporation**
               Form 10-K for the fiscal year ended December 31, 2016
               Filed February 21, 2017
               File No. 001-35795

Dear Mr. Parrish:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                     Sincerely,

                     /s/ Wilson K. Lee

                     Wilson K. Lee
                     Senior Staff Accountant
                     Office of Real Estate and
                     Commodities